FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of April, 2006

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

                                                   Hanson PLC Annual General Meeting

Speaking today at the AGM of Hanson PLC, Alan Murray, Chief Executive, made the following comments regarding the group's outlook:

"Our view on the outlook for 2006 remains substantially the same as reported two months ago. We expect demand and pricing in the US to remain strong and we have seen a good first quarter. As anticipated, the start to the year in the UK has been slower than the same period last year.  Australia has had a good start although for the full year demand may be below the strong levels in 2005. The increase in energy costs incurred in 2005 will impact our annual cost base in 2006, despite our cost reduction initiatives. We will remain focussed on increasing our prices to recover these costs.

Corporate  Development  progress has been very pleasing and we have completed or agreed eleven acquisitions to date in 2006 for a total consideration  of  approximately  GBP515m.  90% of this  investment is represented by three  acquisitions.  In January,  we announced the acquisition of  PaverModule,  one of the top two suppliers of concrete  pavers in Florida.  In March,  we acquired Civil and Marine for
GBP245m.  Civil and Marine is the UK's leading  producer of ground  granulated  blast  furnace  slag, a cement  substitute,  and also has operations in Florida and the Czech Republic.  Thirdly, we have agreed to acquire Material Service,  the thirteenth largest producer of aggregates in the US, for  approximately  GBP170m.  This  transaction is expected to be completed in the second quarter of this year. The eight smaller transactions include operations in the UK, US, Australia and Spain.

Overall,  we  continue  to expect to make  further  progress  in 2006 based on our strong  asset  base and  market  positions,  ongoing financial discipline and continued investment in acquisitions."

Slides, speeches and proxy votes will be available on Hanson's website www.hanson.biz from 3.00pm (BST).

Inquiries:                 Nick Swift / Hilary Reid Evans
                           Hanson PLC
                           Tel: +44 (0)20 7245 1245

Notes about Hanson:

1.   Hanson is one of the world's leading heavy building materials companies.  It is the largest producer of aggregates - crushed rock, sand and gravel - and one of the largest producers of concrete products, clay bricks and ready-mixed concrete in the world.  Its other principal products include asphalt and concrete roof tiles and its operations are in North America, the UK,
     Australia, Asia Pacific and Continental Europe.
2.   Hanson operates through six divisions: Hanson Aggregates North America, Hanson Building Products North America, Hanson Aggregates
     UK, Hanson Building Products UK, Hanson Australia & Asia Pacific and Hanson Continental Europe.
3.   Register for Hanson's e-mail distribution service for press releases and notification of the publication of corporate reports via
     www.hanson.biz.
4.   High-resolution Hanson images for editorial use are available from www.hanson.biz and from www.pixmedia.co.uk/30/company.

Forward-looking statements made in this press release involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences are set out in detail in Hanson's
Annual Report and Form 20-F and include, but are not limited to, changes in economic conditions; changes in governmental policy or legislation that could effect regulatory compliance and other operating costs especially in the USA, the UK and Australia; changes in governmental policy or legislation relating to public works expenditure and housing; potential liabilities arising out of former businesses and activities; our inability to achieve success in our acquisition strategy; the competitive market in which we operate;
disruption to, or increased costs of, the supply of raw materials, energy and fuel to our business; inclement weather conditions;
exchange rate fluctuations; and ineffective implementation of computer software systems. Hanson undertakes no obligation to update or revise publicly such forward looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   April 26, 2006